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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 dated August 3, 2004 pertaining to the Royal Bank of Canada U.S. Omnibus Plan and the registration statements Nos. 333-8434, 333-12036, 333-12050, 333-13050, 333-13052, 333-13112, 333-13176, 333-13602, 333-13752, 333-14144 and 333-110953, of our reports dated November 19, 2002 on the consolidated balance sheet of Royal Bank of Canada as at October 31, 2002 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2002, which appear in Royal Bank of Canada’s Annual Report on Form 40-F for the year ended October 31, 2003.

/s/ PricewaterhouseCoopers LLP Chartered Accountants Toronto, Canada August 3, 2004	/s/ Deloitte & Touche LLP Chartered Accountants Toronto, Canada August 3, 2004